SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

BOARDWALK EQUITIES INC.

(Name of the Issuer)

Boardwalk Equities Inc.
Boardwalk Properties Company Limited

(Name of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

096613104

(CUSIP Number of Class of Securities)

Sam Kolias	Roberto A. Geremia
President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer
Boardwalk Properties Company Limited	Boardwalk Equities Inc.
Suite 200, 1501-1st Street S.W.	Suite 200, 1501-1st Street S.W.
Calgary, Alberta T2R 0W1	Calgary, Alberta T2R 0W1
Canada	Canada

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on behalf of Filing Person)

Copies to:

John K. Whelan	Stuart M. Olley
Carter Ledyard & Milburn LLP	Stikeman Elliot LLP
2 Wall Street	4300 Bankers Hall West
New York, New York 10005	888-3rd Street S.W.
(212) 238-8810	Calgary, Alberta T2P 5C5
Canada
(403) 266-9057

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$710,180,365.24	$57,454.00

*	Estimated solely for the purposes of computing the filing fee. The transaction valuation was based on the exchange of approximately 50,872,519 common shares, no par value of Boardwalk Equities Inc. (the “Common Shares”) valued at $13.96 per Common Share, the average high and low trading prices of the Common Shares as reported on the consolidated reporting system on January 5, 2004.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under and Section 13(e) (3) of the Securities Exchange Act of 1934, equals $80.90 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.:	Dated Filed:

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by Boardwalk Equities Inc., an Alberta corporation (“Boardwalk”), and Boardwalk Properties Company Limited, an Alberta corporation (“BPCL”), in connection with an Acquisition and Arrangement Agreement (the “Acquisition”) to be entered pursuant to a statutory plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”).

     As more fully described in the Notice of Special Meeting of Shareholders and Optionholders of Boardwalk Equities Inc. to be held ● , 2004 and Notice of Petition and Management Information Circular with respect to a Proposed Acquisition and Arrangement involving Boardwalk Equities Inc. and its Securityholders and the Contribution of Assets to Boardwalk Real Estate Investment Trust of Boardwalk Equities Inc. attached as Exhibit (a)(1) hereto (the “Circular”), the Acquisition and the Arrangement broadly contemplate the transfer and contribution of all of the assets of Boardwalk to a new Canadian real estate investment trust to be named Boardwalk Real Estate Investment Trust (“Boardwalk REIT”), and the indirect acquisition of Boardwalk by BPCL. In the Acquisition and the Arrangement, public shareholders of Boardwalk common shares (“Common Shares”) would exchange their Common Shares for units of beneficial interest in Boardwalk REIT (the “REIT Units”) on a one-for-one basis, and Boardwalk would become a private company indirectly owned by BPCL.

     For the Acquisition and the Arrangement to proceed, a special resolution relating to the Acquisition and the Arrangement must be approved by at least 66 2/3% of the votes cast at a special meeting by holders of Common Shares and holders of options to purchase Common Shares, voting together as a single class. In addition, the Acquisition and the related resolution must be approved by a simple majority of the votes cast at such meeting by “minority securityholders,” as determined in accordance with applicable law. The Acquisition and the Arrangement are also subject to certain other conditions, including the receipt of all necessary regulatory approvals and court approval. The completion of the Acquisition and the Arrangement will occur as soon as practicable following the satisfaction of all of the required conditions to completion of the Acquisition and the Arrangement, including regulatory and court approvals.

     The cross-references below are being supplied pursuant to General Instruction F to Schedule 13E-3 and identify the location in the Circular of the information required to be included in response to the Items of this Schedule 13E-3. Certain disclosures required to be set forth in this Schedule 13E-3 are incorporated herein by reference to the Circular and the appendices thereto. All dollar figures herein are in U.S. dollars, unless otherwise noted. On January 5, 2004, the noon buying rate, as certified for customs purposes by the Federal Reserve Bank of New York, for $1.00 Canadian was $0.7811 United States.

Item 1. Summary Term Sheet
Regulation M-A Item 1001

   The information set forth in the Circular under the captions “Summary Term Sheet,” “Summary,” “Information for all Securityholders — Information for United States Shareholders” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information
Regulation M-A Item 1002

(a)   Name and Address. The name of the subject company is Boardwalk Equities Inc. (“Boardwalk”). Its principal executive office is located at Suite 200, 1501-First Street S.W., Calgary, Alberta T2R 0W1, Canada (telephone (403) 531-9255).

(b)   Securities. As of January 5, 2004, there were 50,872,519 common shares, no par value of Boardwalk (“Common Shares”) outstanding.

(c)   Trading Market and Price. The principal trading market for the Common Shares is the Toronto Stock Exchange. The information set forth in the Circular under the caption “Information Concerning the Corporation — Price Range and Trading Volume of the Common Shares” is incorporated herein by reference.

(d)   Dividends. The information set forth in the Circular under the caption “Distribution Policy” is incorporated herein by reference. During 2002, the Corporation declared, and on March 15, 2002 paid, a dividend of Cdn. $0.050. During 2003, the Corporation declared and paid quarterly dividends a follows: March 20, 2003 Cdn. $0.020, June 9, 2003 Cdn. $0.020, Sept. 10, 2003 Cdn. $0.075, and December 10, 2003 Cdn. $0.075.

(e)   Prior Public Offerings. Boardwalk has not made any underwritten public offering of Common Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration pursuant to Regulation A under the Securities Act.

(f)   Prior Stock Purchases. The following table shows open market purchases of Common Shares made by Boardwalk during the past two years:

		Highest Price Paid	Lowest Price Paid	Average Price Paid
	Common Shares	during Period	during Period	during Period
Quarter	Purchased	(Cdn. $)	(Cdn. $)	(Cdn. $)

Q4 2003	0	—	—	—
Q3 2003	0	—	—	—
Q2 2003	0	—	—	—
Q1 2003	44,000	$14.27	$14.22	$14.26
Q4 2002	8,500	$14.42	$14.37	$14.41
Q3 2002	0	—	—	—
Q2 2002	0	—	—	—
Q1 2002	88,100	$11.94	$11.64	$11.84
Total:	140,600

Item 3. Identity and Background of Filing Person(s)
Regulation M-A Item 1003

(a)   Name and address. Boardwalk and Boardwalk Properties Company Limited (“BPCL”), both of which are incorporated under the laws of Alberta, Canada, are jointly filing this Schedule 13E-3. Boardwalk’s principal executive office is located at Suite 200, 1501-First Street S.W., Calgary,

Alberta T2R 0W1, Canada (telephone (403) 531-9255). BPCL’s principal executive office is located at Suite 200, 1501-First Street S.W., Calgary, Alberta T2R 0W1, Canada (telephone (403) 531-9255). BPCL is an affiliate of Boardwalk by reason of its ownership of Common Shares. The information set forth in the Circular under the captions “The Meeting — Voting Securities and Principal Holders Thereof” and “Information Concerning the Corporation — Directors and Officers” is incorporated herein by reference.

Set forth below are the names and addresses of the directors and executive officers of Boardwalk:

Paul J. Hill, 10 McNiven Place, Regina, Saskatchewan S4S 3X2, Canada
Ernest Kapitza, 2229-31st Avenue, Calgary, Alberta T2T 1T7, Canada
Jon E. Love, 93 Dunvegan Road, Toronto, Ontario M4V 2P8, Canada
Al W. Mawani, 19 Pining Road, Thornhill, Ontario L3T 5N5, Canada
David V. Richards, 5680 Buckboard Road NW, Calgary, Alberta T3A 4R6, Canada
Michael D. Young, 4709 Watauga Road, Dallas, TX 75209
Sam Kolias, 1101 Valois Avenue SW, Calgary, Alberta T2T 1L4, Canada
Van Kolias, 1203, 105-26th Avenue SW, Calgary, Alberta T2S 0M3, Canada
Kevin P. Screpnechuk, 1400 Premier Way SW, Calgary, Alberta T2T 1L9, Canada
William Chidley, 1035 32nd Avenue SW, Calgary, Alberta T2T 1V5, Canada
Mike Hough, 4169 Susan Court, Burlington, Ontario L7M 4E9, Canada
Roberto A. Geremia, 31 Tuscany Hills Pointe NW, Calgary, Alberta T3L 2C7, Canada

Set forth below are the names and addresses of the directors and executive officers of BPCL:

Sam Kolias, 1101 Valois Avenue SW, Calgary, Alberta T2T 1L4, Canada
Van Kolias, 1203, 105-26th Avenue SW, Calgary, Alberta T2S 0M3, Canada

(b)   Business and Background of Entities. The information set forth in the Circular under the caption “The Meeting — Voting Securities and Principal Holders Thereof” is incorporated herein by reference. None of BPCL, Boardwalk Investment Limited and Park Place Holdings has been either convicted in a criminal proceeding during the past 5 years (other than traffic violations and similar misdemeanors) or a party to any judicial or administrative proceeding during the past 5 years (other than matters dismissed without sanction or settlement) that resulted in a judgment, decree or final order related to federal or state securities laws.

(c)   Business and Background of Natural Persons. The information set forth in the Circular under the caption “Information Concerning the Corporation — Directors and Officers” is incorporated herein by reference. None of the directors and executive officers of Boardwalk and BPCL has either (a) been convicted in a criminal proceeding during the past 5 years (other than traffic violations and similar misdemeanors) or (b) been a party to any judicial or administrative proceeding during the past 5 years (other than matters dismissed without sanction or settlement) that resulted in a judgment, decree or final order related to federal or state securities laws. Each of the directors and executive officers of Boardwalk and BPCL is a Canadian citizen. Set forth below is additional information regarding directors and executive officers of Boardwalk and BPCL:

	Current Employer		Other Material Employments within Last 5 Years

Director or	Name and	Principal	Name and	Principal	Starting and Ending
Executive Officer	Address	Business	Address	Business	Dates of Employment

Paul J. Hill	Harvard Developments Inc., a Hill Company, Regina, Saskatchewan	Real Estate Development	None	—	—

	Current Employer		Other Material Employments within Last 5 Years

Director or	Name and	Principal	Name and	Principal	Starting and Ending
Executive Officer	Address	Business	Address	Business	Dates of Employment

Ernest Kapitza	Self-Employed, Calgary, Alberta	Consulting	Toronto Dominion Bank, Calgary, Alberta	Banking	Oct. 1968 - Dec. 2000
Jon E. Love	King Street Capital Partners, Toronto, Ontario	Investment	Oxford Properties Group, Inc. Toronto, Ontario	Real Estate	Oct. 1989 - Nov. 2001
Al W. Mawani	IPS Industrial Promotion Services Ltd. Markham, Ontario	Investment	Oxford Properties Group, Inc. Toronto, Ontario	Real Estate	Mar. 1990 - Feb. 2001
David V. Richards	Network Capital Inc. Calgary, Alberta	Investment, Venture Capital	None	—	—
Michael D. Young	Quadrant Capital Partners Inc. Dallas, TX	Investment	CIBC Wood Gundy Securities Inc. Dallas, TX	Investment	Jan. 1994 - Nov. 2003
Kevin P. Screpnechuk	Boardwalk, Calgary, Alberta	Real Estate Owner/Operator	None	—	—
Sam Kolias	Boardwalk, Calgary, Alberta	Real Estate Owner/Operator	None	—	—
Van Kolias	Boardwalk, Calgary, Alberta	Real Estate Owner/Operator	None	—	—
William Chidley	Boardwalk, Calgary, Alberta	Real Estate Owner/Operator	None	—	—
Mike Hough	Boardwalk, Calgary, Alberta	Real Estate Owner/Operator	TD Securities Inc. Toronto, Ontario	Investment	Apr. 1999 - Feb. 2001
Roberto A. Geremia	Boardwalk, Calgary, Alberta	Real Estate Owner/Operator	None	—	—

Item 4. Terms of the Transaction
Regulation M-A Item 1004

(a) Material Terms.   The information set forth in the Circular under the following captions is incorporated herein by reference: “Summary,” “Questions and Answers about the Acquisition and the Arrangement,” “Description of the Acquisition and the Arrangement — Accounting Treatment of the Arrangement,” “Management of Boardwalk REIT — Board of Trustees,” “Declaration of Trust and Description of REIT Units,” “Distribution Policy,” “Certain Canadian Federal Income Tax Considerations,” “Certain United States Federal Income Tax Considerations” and “Risk Factors — Legal Rights Normally Associated with the Ownership of Shares of a Corporation.”

(c) Different Terms.   The information set forth in the Circular under the captions “Information for United States Shareholders — Notice to Residents of the State of New York,” “Summary” and

“Questions and Answers about the Acquisition and the Arrangement” is incorporated herein by reference.

(d)   Appraisal Rights. The information set forth in the Circular under the caption “Rights of Dissent” and Section 191 of the Business Corporations Act (Alberta) set forth as Appendix F to the Circular are incorporated herein by reference.

(e)   Provisions for Unaffiliated Security Holders. The information set forth in the Circular under the caption “Rights of Dissent” is incorporated herein by reference. No provision has been made to permit holders of Common Shares who are not affiliates of either Boardwalk or BPCL to access the corporate files of either Boardwalk or BPCL or to obtain counsel or appraisal services at the expense of Boardwalk or BPCL.

(f)   Eligibility for Listing or Trading. The Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange, Inc. and application will be made to delist the Common Shares from the New York Stock Exchange, Inc. The REIT Units to be exchanged for Common Shares have been conditionally approved for listing on the Toronto Stock Exchange but will not be listed on the New York Stock Exchange, Inc.

Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005

(a)   Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference: “Information Concerning the Corporation — Statement of Executive Compensation,” “Information Concerning the Corporation — Employment and Termination Arrangements,” “Information Concerning the Corporation — Indebtedness of Directors and Senior Officers,” “Information Concerning the Corporation — Stock Option Plan” and “Information Concerning the Corporation — Interest of Management and Others in Material Transactions.” Other than as disclosed in such portions of the Circular, during the past two years there have been no transactions having an aggregate value in excess of one percent of Boardwalk’s consolidated revenues for the fiscal year in which the transaction occurred (or for the past portion of the current fiscal year if the transaction took place in the current fiscal year) between Boardwalk or BPCL, on one hand, and Boardwalk or any affiliate of Boardwalk (other than natural persons) on the other hand. In addition, other than as disclosed in such portions of the Circular, during the past two years there have been no transactions having an aggregate value in excess of $60,000 between Boardwalk or BPCL, on one hand, and any executive officer or director of Boardwalk or any affiliate of Boardwalk that is a natural person, on the other hand.

(b)   Significant Corporate Events. The information set forth in the Circular under the captions “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and the Arrangement” and “Information Concerning the Corporation — Interest of Management and Others in Material Transactions” is incorporated herein by reference. Other than as disclosed in such portions of the Circular, there have been no negotiations, transactions or material contacts during the past two years between Boardwalk, BPCL, or any of their respective directors or executive officers (including Messrs. Sam Kolias and Van Kolias), on one hand, and Boardwalk or any affiliate of Boardwalk, on the other hand, concerning any (i) merger, (ii) consolidation, (iii) acquisition, (iv) tender offer for or other acquisition of any class of Boardwalk’s securities, (v) election of Boardwalk’s directors, or (vi) sale or other transfer of a material amount of assets of Boardwalk.

(c)   Negotiations or Contacts. The information set forth in the Circular under the caption “Information Concerning the Corporation — Interest of Management and Others in Material Transactions” is incorporated herein by reference. Other than as disclosed in such portions of the Circular, there have been no negotiations or material contacts during the past two years between any affiliates of Boardwalk or between Boardwalk or any of its affiliates, on one hand, and any person not affiliated with Boardwalk with an interest in such matter, on the other, concerning any (i) merger, (ii) consolidation, (iii) acquisition, (iv) tender offer for or other acquisition of any class of Boardwalk’s securities, (v) election of Boardwalk’s directors, or (vi) sale or other transfer of a material amount of assets of Boardwalk.

(e)   Agreements Involving the Subject Company’s Securities. The information set forth in the Circular under the captions “Description of the Acquisition and the Arrangement — Pre-Arrangement Reorganization and Secondary Offering,” “Information Concerning the Corporation — Statement of Executive Compensation,” “Information Concerning the Corporation — Stock Option Plan” and “Interest of Certain Persons in the Acquisition and Intentions of Such Persons” is incorporated herein by reference. Other than standard employee option agreements and such other items as are disclosed in the foregoing portions of the Circular, there are no agreements, arrangements or understandings, whether or not legally enforceable, between Mr. Sam Kolias, Mr. Van Kolias, or Boardwalk, BPCL, or any of their respective directors or executive officers, on one hand, and any other person, on the other hand, with respect to any securities of Boardwalk.

Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006

(b)   Use of Securities Acquired. The information set forth in the Circular under the captions “Summary” and “Description of the Acquisition and the Arrangement — Effects of the Acquisition, the Arrangement and Related Transactions” is incorporated herein by reference.

(c)(1)-(8)   Plans. The information set forth in the Circular under the captions “Summary,” “Management of Boardwalk REIT” and “Information Concerning the Corporation — Business of the Corporation Following the Acquisition and Arrangement” and the Acquisition and Arrangement Agreement included as Appendix B to the Circular are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013

(a)   Purposes. The information set forth in the Circular under the captions “Special Factors,” “Questions and Answers about the Acquisition and the Arrangement” and “Description of the Acquisition and Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(b)   Alternatives. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(c)   Reasons. The information set forth in the Circular under the captions “Special Factors,” “Questions and Answers about the Acquisition and the Arrangement” and “Description of the Acquisition and Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(d)   Effects. The information set forth in the Circular under the captions “Special Factors,” “Questions and Answers about the Acquisition and the Arrangement,” “Description of the Acquisition and the Arrangement,” “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

Item 8. Fairness of the Transaction
Regulation M-A Item 1014

(a)   Fairness. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Circular under the captions “Special Factors,” “Description of the Acquisition and Arrangement — Background to and Reasons for the Acquisition and Arrangement” and “Description of the Acquisition and Arrangement — Fairness Opinion” is incorporated herein by reference.

(c)   Approval of Security Holders. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Securityholder Approvals” is incorporated herein by reference.

(d)   Unaffiliated Representative. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(e)   Approval of Directors. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and Arrangement” is incorporated herein by reference.

(f)   Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015

(a)   Report, Opinion or Appraisal. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Fairness Opinion” is incorporated herein by reference.

(b)   Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Circular under the captions “Special Factors” and “Description of the Acquisition and the Arrangement — Fairness Opinion” and the Fairness Opinion set forth as Appendix E to the Circular are incorporated herein by reference.

(c)   Availability of Documents. The fairness opinion of RBC Dominion Securities Inc. is set forth as Appendix E to the Circular.

Item 10. Source and Amount of Funds or Other Consideration
Regulation M-A Item 1007

(a)   Source of Funds. Not applicable.

(b)   Conditions. Not applicable.

(c)   Expenses. The information set forth in the Circular under the caption “Expenses of the Acquisition and the Arrangement” is incorporated herein by reference.

(d)   Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008

(a)   Securities Ownership. The information set forth in the Circular under the caption “Interest of Certain Persons in the Acquisition and Intentions of such Persons” is incorporated herein by reference.

(b)   Securities Transactions. To the best of Boardwalk’s and BPCL’s knowledge, BPCL and two executive officers of Boardwalk effected transactions in Common Shares during the 60 days prior to the date of this Schedule 13E-3. On November 25, 2003, BPCL sold 450,000 Common Shares in open market transactions at an average price per Common Share of Cdn. $17.76. William Chidley, Senior Vice President, Corporate Development of Boardwalk, exercised options to purchase 100,000 Common Shares at Cdn. $9.11 per Common Share on November 27, 2003, and sold 100,000 Common Shares on the open market in two transactions on November 28, 2003 and one transaction on December 1, 2003 at prices of Cdn. $17.84, $17.80 and 17.75, respectively. Roberto Geremia, Senior Vice President, Finance and Chief Financial Officer of Boardwalk, exercised options to purchase 66,100 Common Shares at Cdn. $9.11 per Common Share on December 5, 2003, and sold 66,100 Common Shares on the open market in three transactions on December 5, 2003 at prices of Cdn. $17.70, $17.85 and $17.90.

Item 12. Solicitation or Recommendation
Regulation M-A Item 1012

(d)   Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Circular under the captions “Special Factors”, “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and the Arrangement” and “Interest of Certain Persons in the Acquisition and Intentions of Such Persons” is incorporated herein by reference.

(e)   Recommendation of Others. Except as noted in the Circular under the caption “Description of the Acquisition and the Arrangement — Background to and Reasons for the Acquisition and the Arrangement,” Boardwalk and BPCL are unaware of any recommendation made by any of their respective directors or executive officers either in support of or opposed to the transaction.

Item 13. Financial Statements
Regulation M-A Item 1010

(a)   Financial Information. The Consolidated Financial Statements of Boardwalk Equities Inc. included in Appendix D to the Circular are incorporated herein by reference.

(b)   Pro Forma Information. The Pro Forma Condensed Consolidated Financial Statements of Boardwalk Real Estate Investment Trust included in Appendix D to the Circular are incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009

(a)   Solicitations or Recommendations. The information set forth in the Circular under the caption “The Meeting — Solicitation of Proxies” is incorporated herein by reference.

(b)   Employees and Corporate Assets. The information set forth in the Circular under the captions “The Meeting — Solicitation of Proxies” and “Expenses of the Arrangement” is incorporated herein by reference.

Item 15. Additional Information.
Regulation M-A Item 1011

(b)   Other Material Information. The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Notice of Special Meeting of Shareholders and Optionholders of Boardwalk Equities Inc. to be held ● , 2004 and Notice of Petition and Management Information Circular with respect to a Proposed Acquisition and Arrangement involving Boardwalk Equities Inc. and its Securityholders and the Contribution of Assets to Boardwalk Real Estate Investment Trust
(a)(2)	Form of Proxy (for registered shareholders only)
(a)(3)	Form of Proxy (for optionholders only)
(a)(4)	Letter of Transmittal
(c)(1)	Fairness Opinion of RBC Dominion Securities Inc. (incorporated herein by reference to Appendix E to the Circular)
(d)(1)	Acquisition and Arrangement Agreement between Boardwalk Equities Inc. and Boardwalk Properties Company Limited (incorporated herein by reference to Appendix B to the Circular)
(f)	Section 191 of the Business Corporations Act (Alberta) (incorporated herein by reference to Appendix F to the Circular)

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2004

Boardwalk Equities Inc.

By:	/s/ Roberto A. Geremia

Roberto A. Geremia
Senior Vice President, Finance and Chief Financial Officer

Boardwalk Properties Company Limited

By:	/s/ Sam Kolias

Sam Kolias
President and Chief Executive Officer